Contact

www.linkedin.com/in/joe-
mcalexander-34851bb (LinkedIn)

Top Skills

Semiconductors

Trade Secrets

Licensing

Joe McAlexander

President at McAlexander Sound Inc

Richardson, Texas, United States

Experience

EQUINE EXPERIENTIAL EDUCATION ASSOCIATION E3A

President

July 2019 - Present (6 years 1 month)

Reno, Nevada, United States

Certification and Equipping of Professionals in Coaching, Partnering with
Horses

SPIRIT SONG YOUTH EQUESTRIAN ACADEMY

CEO

September 2015 - Present (9 years 11 months)

Anna, Texas

501(c)(3) building life skills in youth based on strength-based assessments

McAlexander Sound Inc

President

August 1988 - Present (37 years)

intellectual Property Consulting

Education

North Carolina State University

Bachelor of Science - BS, Electrical and Electronics

Engineering · (1965 - 1969)